Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

T4L INC.
8267 PARKSTONE PL 108
Naples, FL 34120
https://www.t4l.me/

Up to $4,801,104.00 in Common Stock at $42.00
Minimum Target Amount: $9,996.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: T4L INC.
Address: 8267 PARKSTONE PL 108, Naples, FL 34120
State of Incorporation: DE
Date Incorporated: August 25, 2020

Terms:

Equity

Offering Minimum: $9,996.00 | 238 shares of Common Stock
Offering Maximum: $4,801,104.00 | 114,312 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $42.00
Minimum Investment Amount (per investor): $210.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family

Invest in the first 24 hours and recieve 15% bonus shares

Super Early Bird

Invest in the next 72 hours and recieve 10% bonus shares

Early Bird

Invest 7 Days after the initial 72 hours of launch and recieve 5% bonus shares

Amount-Based

Tier 1: $250+

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $500+

T4L Charter Social Membership ($100 value)

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $1,000+

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $2,500+

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $5,000+

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $10,000+

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $25,000+

10% Bonus Shares

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $50,000+

20% Bonus Shares

Advisory Board Seat

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $100,000+

30% Bonus Shares

5% discount on T4L Subscription

Advisory Board Seat

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

**All perks occur when the offering is completed.*

<u>**The 10% StartEngine Owners' Bonus**</u>

T4L Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note: If you meet the 10% StartEngine Community Bonus Shares and one of the three early bird bonus shares, you will receive only the highest percentage bonus shares.

The Company and its Business

Company Overview

There is a rapidly changing landscape in the automotive transportation market. The conventional business models are being challenged by changing social, economic and overall purchase behavior patterns.

T4L identified and mapped out the intersection of changing car ownership to car usership, the rapid conversion to Electric Vehicles, the digitization of all users with mobile devices, next generations focusing on good Planet Practices, and the success of the client first services models. With this opportunity T4L - Transportation 4 Life - was created.

T4L provides an all-inclusive, hassle-free Transportation Subscription Service based on a fleet of electric vehicles such as Tesla, Nissan & Porsche. T4L handles all the

details of endless paperwork and hassles of dealing with dealerships, the DMV, insurance, financing and maintenance to assure our Subscribing Members can simply enjoy driving their electric vehicle.

Our parent company, Gravitas Infinitum LLC, was founded in Florida in 2018. T4L INC has been a 100% owned or wholly-owned subsidiary of Gravitas Infinitum LLC since 2020. The parent company founded T4L and provided early stage seed capital and startup support. Each company operates independently but may provide arms-length services to each other under written agreement. There are no capital transactions between companies.

Competitors and Industry

Annual new vehicle sales in the US is between 14,000,000 -15,000,000 vehicles in 2020, of which 93% of those units are Internal Combustion Engines (ICE) and 2% are electric vehicles (Sources: GoodCarBadCar Automotive Sales Data & Statistics, Pew Research Center).

According to TechNavio, the automotive subscription services market has the potential to grow by USD 9.15 billion during 2020-2024, with a 64% CAGR, and of that growth, 49% will originate from North America.

The Company has several competitors in the car subscription market. Some of the competitors in our industry include: SteerEV, Borrow, FlexDrive, Drive Flow, LMP Motors, Motor Drive, SIXT+ Car Subscription, Audi Select, BMW Access, Porsche Drive, Care by Volvo, Lexus Complete, and Mercedes Benz Collection.

Fair is the industry leader, owns FlexDrive, and together, they are the Company’s main competitor. SteerEV is the second closest competitor because they focus on Electric Vehicles. Despite the present competitive landscape, the Company stands out in the car subscription industry because the Company provides an All-Inclusive Subscription, by focusing solely on EVs which have longer chassis life compared to ICE vehicles and using a 20 year average life-span of the EV, the Company is able to provide a competitive pricing model.

Current Stage and Roadmap

Current Stage

T4L INC. was founded on August 25, 2020. Last year, the Company ran its first crowdfunding campaign in November 2020 with a goal of $50,000. The crowdfunding campaign was closed with nearly 4x the original goal of $50,000. As a result, the Company generated many leads, investors, and supporters of the company.

In March 2021, pre-sales began and in May 2021 the first sales and subscription payments were received. The Company has over 96 units in pre-order which will generate over $101,275 in monthly recurring revenue. First delivery of EVs to the company’s subscribers began in 2nd Quarter of 2021.

Over 300 pre-qualified subscribers are going through the subscription and ordering process.

<u>Future Roadmap</u>

With CAPEX financing secured, the Company anticipates to finalize the 300+ pre-qualified subscribers and have orders placed by end of 2021.

The Company will be rolling out their EV-Angelist Affiliate Program, Influence Program, POP advertising program, and strategic partnerships in the next 3-18 months. These programs will support the Company's marketing and sales efforts across B2C, B2B and B2G markets across the USA.

The Team

Officers and Directors

Name: Allen Witters

Allen Witters's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO, Chairman, and Secretary
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company. All executives are on revenue performance pay.

Other business experience in the past three years:

- **Employer:** Gravitas Infinitum
  Title: CEO
  Dates of Service: January 01, 2018 - Present
  Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

- **Employer:** Gravitas Carbotura
  Title: Project Lead
  Dates of Service: July 01, 2019 - Present
  Responsibilities: Responsibilities managing the operations and resources of a company.

Other business experience in the past three years:

- **Employer:** Standard Harvest
  Title: Managing Director, CEO, and CTO
  Dates of Service: February 01, 2015 - Present
  Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

- **Employer:** 797 Capital / Power
  Title: Managing Partner
  Dates of Service: January 01, 2014 - Present
  Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Other business experience in the past three years:

- **Employer:** Falcon Group
  Title: Managing Partner
  Dates of Service: January 01, 2001 - Present
  Responsibilities: Responsibilities include supervising daily activities, monitoring performance, etc.

Name: John Arciero

John Arciero's current primary role is with PRISEWell LLC. John Arciero currently services 20-30 hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business. All executives are on revenue performance pay.

Other business experience in the past three years:

- **Employer:** Gravitas Infinitum
  Title: COO & Managing Director
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Responsibilities include overseeing the day-to-day administrative and operational functions of a business.

Other business experience in the past three years:

- **Employer:** PRISEWell LLC
  Title: CEO & Co-Founder
  Dates of Service: March 01, 2018 - Present
  Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

- **Employer:** Sycamore I LLC
  Title: Managing Director
  Dates of Service: January 01, 2009 - Present
  Responsibilities: Responsibilities include overseeing other directors.

Other business experience in the past three years:

- **Employer:** Arciero Associates LLC
  Title: Principal Consultant & Owner
  Dates of Service: October 01, 2003 - Present
  Responsibilities: Responsibilities include providing consulting services and overseeing business operations.

Name: Dan Bryant

Dan Bryant's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CLO
  Dates of Service: September 01, 2020 - Present
  Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members. All executives are on revenue performance pay.

Other business experience in the past three years:

- **Employer:** Gravitas Infinitum
  Title: CLO
  Dates of Service: May 01, 2018 - Present
  Responsibilities: Responsibilities include the company minimizing its legal risks by advising the company's other officers and board members.

Other business experience in the past three years:

- **Employer:** Thrivent

Title: Vice President Corporate Strategy and Partnerships
Dates of Service: June 01, 2018 - February 01, 2020
Responsibilities: Responsibilities included overseeing business relationships, partnerships, and alliances for the organization.

Other business experience in the past three years:

- **Employer:** Legal Business Advisors
  Title: Founder / Managing Partner
  Dates of Service: September 01, 2009 - Present
  Responsibilities: Responsibilities include overseeing business operations.

Name: Luis Camarena

Luis Camarena's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CRO
  Dates of Service: August 28, 2020 - Present
  Responsibilities: Responsibilities include sales and marketing. All executives are on revenue performance pay.

Other business experience in the past three years:

- **Employer:** Gravitas Infinitum
  Title: CMO
  Dates of Service: May 16, 2018 - Present
  Responsibilities: Building and implementing business growth strategies to meet the strategic objectives of Gravitas Infinitum and its subsidiaries.

Other business experience in the past three years:

- **Employer:** Asentex
  Title: CEO
  Dates of Service: January 01, 2012 - Present
  Responsibilities: Responsibilities include making major corporate decisions and managing the overall operations and resources of a company.

Other business experience in the past three years:

- **Employer:** Director of Business Development
  Title: Standard Harvest
  Dates of Service: October 01, 2017 - September 01, 2019

Responsibilities: Develop, coordinate, and implement plans designed to increase existing business and capture new opportunities.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your

family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Common Stock in the amount of up to $336,084 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to

be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors

whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
T4L was formed on August 25, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. T4L has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that EV Subscription Service is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Gravitas Infinitum LLC (solely managed by Allen Witters)	1,000,000	Common Stock	100.0

The Company's Securities

The Company has authorized Common Stock, and SAFEs. As part of the Regulation Crowdfunding raise, the Company will be offering up to 114,312 of Common Stock.

Common Stock

The amount of security authorized is 10,000,000 with a total of 1,000,000 outstanding.

Voting Rights

1 vote per share

Material Rights

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

SAFEs

The security will convert into Preferred and the terms of the SAFEs are outlined below:

Amount outstanding: $198,886.00
Interest Rate: 0.0%
Discount Rate: 80.0%
Valuation Cap: $7,000,000.00
Conversion Trigger: Next Priced Equity Round involving Preferred Stock

Material Rights

There are no material rights associated with SAFEs.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $198,886.00
  Use of proceeds: Operations
  Date: April 30, 2021
  Offering exemption relied upon: Regulation CF

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $1,305,300.34
  Number of Securities Sold: 1,000,000
  Use of proceeds: Initial issuance of founders stock ($100 + $1,305,200.34 additional paid-in capital)
  Date: August 25, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $504,000.00
  Number of Securities Sold: 13,200
  Use of proceeds: Inventory build out
  Date: October 27, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including

those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

The Company started revenue generation in May of 2021.

Foreseeable major expenses based on projections:

Our largest use of capital is the CAPEX for the fleet. We have arranged long-term capital lease financing for it.

Future operational challenges:

CAPEX for the fleet is always the number one challenge, and then, reducing the cost of capital for that CAPEX.

Future challenges related to capital resources:

We have an open-ended capital lease with Utica LeasCo, LLC to finance the fleet. It is a 75% advance facility at 14% cost of capital. As the company matures its credit, we are working on reducing that rate with the current source, and we are also in negotiations with other sources. We expect to stair-step our way down to to 5%-6% range within the next 24 months. This is the key challenge for improved growth and earnings.

Future milestones and events:

Our future milestones include: 1) a second revolving asset-backed line in the 6-10% cost of capital range, and 2) packaging of a portfolio of assets and contracts for Asset Backed Securitization. For an exit plan, we expect to take the company public on a major exchange.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

We have around $100,000 in the bank, our burn rate is around $10K, and we will put about 25% equity into the cars, which is the largest expenditure. We have arranged a 75% advance rate on capital leasing line with Utica Leaseco, LLC.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The funds are critical for the operating capital and growth of the business. At this

time, we have more orders than we can fulfill, and this capital will add valuable resources to facilitate the orders.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

No, we can move forward alone and tell customers we cannot deliver due to working capital constraints. Of the total funds the company has available to use, 35% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

We can operate at a minimal burn rate and organically grow the business at a very slow rate. If the Company raises $10,000 minimum amount, we anticipate the Company will be able to operate for 4 months at the minimum.

How long will you be able to operate the company if you raise your maximum funding goal?

Most of the capital is used as a revolver to accelerate growth and deploy revenue generasting assets. If the maximum is $300,000, we can operate for 1 year at reduced growth rate. If we increase of maximum funding goal, once our audit is complete, to $4,800,000, we can operate until cash flow positive.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We expect to arrange more attractive CAPEX funding with our relationships with other banks as the company matures and has a credit profile. We believe that the total fleet portfolio can be securitized with much lower cost of capital when the company has more than 100 cars.

As of November 2021, T4L's Fleet Financing in open ended lease was expanded to $518,602.50.

As of December 2021, T4L is in preliminary conversations with their parent company for an allocation of a bond. In addition, T4L and GEM Yield Bahamas Limited is in discussions over the possibility of GEM Global Yield LLC SCS investing $200M in the company. A financing proposal term sheet has been signed, but GEM reserves the right to withdraw the proposal.

Indebtedness

- **Creditor:** Utica LeasCo, LLC
  Amount Owed: $130,000.00
  Interest Rate: 14.0%
  Maturity Date: November 25, 2025

Related Party Transactions

The Company has not conducted any related party transactions

Valuation

Pre-Money Valuation: $42,000,000.00

Valuation Details:

T4L set its pre-money valuation based on the Discounted Cash Flow (DCF) valuation method.

DCF has two major components: the forecast period and terminal value. Terminal value determines a company's value into perpetuity beyond a set forecast period. Two commonly used methods to calculate terminal value are perpetual growth (Gordon Growth Model) and exit multiple. The perpetual growth method assumes that a business will continue to generate cash flows at a constant rate forever, while the exit multiple method assumes that a business will be sold for a multiple of some market metric.

The Company discounted today's Terminal Cash Flow based on the 4th year of cash flows and discounted it to 63% to arrive at a $42 million valuation.

Company's Terminal Value using 4th year Cash Flow $112,446,407

(FCF * (1 + g)) / (d - g)

Where:

FCF = Free cash flow for the last forecast period $27,899,482

g = Terminal growth rate 40.98%

d = Discount rate 6.00%

We have also utilized the Equidam Valuation Model, and the valuation came in at $177,635,690 with a low-bound of $156,471,000 and a high-bound of $198,801,000 using 5 year projections versus 4 year projections in the Terminal Value calculation above.

The Company also considered Onto, a company based in Great Britain. T4L and Onto

are both all-inclusive subscription models focused on electric vehicles. In the monthly subscription pricing, both companies include electric vehicle, insurance coverage, charging, maintenance & servicing, taxes and registration, roadside assistance, vehicle swap, mileage, and vehicle delivery. According to TechCrunch, Onto recently raised $175 million in combined equity and debt.

The pre-money valuation has been calculated on a fully diluted basis. However, the pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $198,886 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  10.0%
  Various media channels will be used as part of the marketing. Depending on the audience, objectives, stage of the customer journey and tactics, specific media will be used to share the message and information. Subscriptions can be easily secured online or with the help of the concierge service.

- *Company Employment*
  20.0%
  Employees are primarily on performance pay, so this number is variable.

- *Operations*
  30.0%
  We provide a lot of services through our operations team on a national basis.

- *Working Capital*
  36.5%
  We require a floating amount of capital to provision cars from time of order to placing with financing. We revolve this money as new orders come in, and we finance the CAPEX of those orders.

If we raise the over allotment amount of $4,801,104.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*

10.0%
Various media channels will be used as part of the marketing. Depending on the audience, objectives, stage of the customer journey and tactics, specific media will be used to share the message and information. Subscriptions can be easily secured online or with the help of the concierge service.

- *Company Employment*
  10.0%
  Employees are on performance based compensation.

- *Operations*
  20.0%
  We support customers nationwide with services and support, plus all car logistics and maintenance.

- *Working Capital*
  56.5%
  Used for car inventory.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.t4l.me/ (https://www.t4l.me/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and

has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/t4l

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR T4L INC.

[See attached]

T4L, Inc. (the "Company") a Delaware Corporation

Standalone Financial Statements and
Independent Accountant's Audit Report

Months Ended December 31st, 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S AUDIT REPORT

To Management
T4L, Inc.

We have audited the accompanying balance sheets of T4L, Inc as of December 31, 2020 and the related statements of income, stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

We believe that our audits provide a reasonable basis for our opinion. In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of T4L, Inc. as of December 31, 2020 and the results of its operations and its cash flows for the short year then ended in conformity with accounting principles generally accepted in the United States of America

Going Concern

As discussed in Note 8, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. Our opinion is not modified with respect to this matter.

Vince Mongio, CPA, CIA, CFE, MACC
August 30th, 2021
Vincenzo Mongio

T4L, Inc.
Standalone Balance Sheet
As of December 31, 2020

		12/31/20
Assets		
Current Assets		
Cash	$	-
Total Current Assets	$	-
Total Assets	$	-
Liabilities		
Total Liabilities	$	-
Stockholder's Equity		
Common Stock	$	100
Additional Paid-In Capital	$	664,302
Accumulated Deficit	($	664,402)
Total Stockholder's Equity	$	-
Total Liabilities and Stockholder's Equity	$	-

T4L, Inc.
Standalone Statement of Operations
For the Months Ended December 31, 2020

		12/31/20
Income		
Revenue	$	-
Total Income	$	-
Selling, General and Administrative Expenses		
Selling, General and Administrative Expenses – Related Party	$	664,402
Total Selling, General and Administrative Expenses	$	-
Net Loss from Operations	($	664,402)

T4L, Inc.
Standalone Statement of Cash flows
For the Months Ended December 31, 2020

	12/31/20
Cash flows from Operating Activities:	
Net Loss	($ 664,402)
Net Cash provided by Operating Activities	($ 664,402)
Cash Flows from Investing Activities:	
Net Cash provided by Investing Activities	$ -
Cash Flows from Financing Activities:	
Issuance of Stock	$ 664,402
Net Cash provided by Investing Activities	$ 664,402
Net (decrease) increase in Cash and Cash equivalents	$ -
Cash and Cash Equivalents at the beginning of the period	$ -
Cash and Cash Equivalents at the end of the period	$ -

T4L, Inc.
Standalone Statement of Changes in Stockholder's Equity
As of December 31, 2020

	Common Stock				
	# of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total Stockholder's Equity
Balance as of 8/25/20	-	$ -	$ -	$ -	$ -
Net Income				$ -	$ -
Common Stock Issued	1,000,000	$ 100	$ 664,302	$ -	$ 664,402
Balance as of 12/31/20	1,000,000	$ 100	$ 664,302	$ -	$ 664,402

T4L, Inc.
Notes to Stand-Alone Financial Statements
December 31st, 2020

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

T4L, Inc. ("the Company") is a wholly-owned subsidiary of Gravitas Infinitum, LLC and is a corporation formed under the laws of the State of Delaware. The company will offer a vehicle subscription service that will provide members with unlimited access to a member selected fleet of electric vehicles through a monthly member subscription service.

The Company will conduct an additional equity crowdfunding offering during 2021 for the purposes of raising operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit

worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606,"Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize Revenue When or As Performance Obligations Are Satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

Selling, General and Administrative – Related Party

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses. These expenses are billed from the parent Company in the form of management fees.

Equity based compensation - ASC 718-10-50

The Company does not have an equity-based compensation plan.

Income Taxes

The Company is subject to Corporate income and state income taxes in the state it does business. A deferred tax asset as a result of net operating losses (NOL) has not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. Due to the recently enacted Tax Cuts and Jobs Act, any NOLs will be limited to 80% of taxable income generated in future years.

Recent accounting pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. See Note 2 "Selling, General and Administrative – Related Party". The Company has an agreement with its parent to provide the references services at a rate of $106,833 per month.

NOTE 4 – CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

NOTE 5 – DEBT

None as of December 31st, 2020. See Note 7.

NOTE 6 – EQUITY

The company has authorized 10,000,000 shares of common stock with a par value of $.0001 each, of which 1,000,000 shares of common stock were issued and outstanding. The Company is wholly owned by its Holding Company, Gravitas Infinitum, LLC.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2020 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 30, 2021, the date these financial statements were available to be issued.

SAFE Note Issuances – From January to May 2021, the Company entered into numerous SAFE agreements (Simple Agreement for Future Equity) with third parties totaling $198,886 via a crowdfunding campaign under regulation CF. The SAFE agreements have no maturity date and bear no interest. The agreements provide the right of the investor to future equity in the Company during a qualified financing or change of control event at a 20% discount. Each agreement is subject to a valuation cap. The valuation caps of the agreements entered were $5M – 7M.

The Company acquired approximately $200k worth of vehicles to be used in revenue generating activities.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has not commenced principal operations and realized losses every year since inception and may continue to generate losses.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

NOTE 9 – RISKS AND UNCERTAINTIES

COVID-19

Since December 31, 2020 the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods. Note: this disclosure assumes there is no significant doubt about the entity's ability to continue as a going concern.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

T4L

One Company. One Monthly Payment. Everything Included.


T4L
EV Car Subscription

Website · Naples, FL · TRANSPORTATION · CLEAN TECHNOLOGY

Transportation 4 Life (T4L) is an all-inclusive electric vehicle membership subscription company, committed to both the environment and to providing the highest quality customer experience.

$119,543 raised
$198,886 previously crowdfunded

137 Investors	$42M Valuation
$42.00 Price per Share	$210.00 Min. Investment
Common Shares Offered	Equity Offering Type
$4.8M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates 20 | Comments | Follow

Reasons to Invest

- Approximately $101,000 in MRR preorders pending delivery, which would result in 4-year revenue of $4.8 million.
- The global car subscription industry generated $3.55 billion in 2019 and is anticipated to generate $12.09 billion by 2027, with a CAGR of 23.1% from 2020 to 2027.
- Our CEO has navigated multiple exits and IPOs, and has experience with a billion-dollar transaction, doing IPOs and navigating successful exits.

OVERVIEW

Driving the electric vehicle of your dreams just got easier

Founded in 2020, Transportation 4 Life (T4L) partners with companies such as Tesla, Nissan, Morgan Stanley and Nationwide to provide customers with the ultimate all-included monthly payment electric car service. Our senior leadership team has navigated multiple exits and IPOs with companies at the billion-dollar level, so we believe that we are well-positioned to meet the demands of the multibillion-dollar subscription industry.

With environmental sustainability as our priority, we've made the pledge to only work with vehicles that support the betterment of our planet and future. Eco-consciousness, affordability and efficiency are at the heart of everything we do in our pursuit to simplify the transportation lifestyle!

Rewards

Get rewarded for investing more into T4L:

$210+
Investment

StartEngine Owner's Bonus

This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$250+
Investment

Tier 1: $250+

T4L Hat T4L Shirt T4L Pen Social Media Shoutout Referral Perk Code

$1,000+
Investment

Tier 2: $1000+

1,000 Miles of Charging ($100 value) T4L Screen Cleaning Pad T4L Charter Social Membership ($100 value) Special Invite Only Virtual Social Hour with T4L Team T4L Hat T4L Shirt T4L Pen Social Media Shoutout Referral Perk Code

THE PROBLEM

Car ownership can be an overwhelming process

Leasing and owning a car can be an expensive and complicated process, especially for those who do not want to commit for the long term. There are so many moving parts to think about, from insurance to monthly payments to maintenance to taxes and registration.



Buying a car is stressful
You have to work with dealerships, finance companies, DMVs, Insurance companies, and maintenance shops.
DMV
INSURANCE
And that's before you remember the car depreciates in value as soon as you drive it off the lot

T4L saves customers the countless hours spent waiting at a dealership, standing in DMV lines, dealing with insurance companies, shopping for financial options and tracking various payment due dates.

THE SOLUTION

One company. One monthly payment. Everything included.

The all-inclusive T4L membership provides insurance, taxes and registration, vehicle swap, charging (T4L charge card and home charging), roadside service support, concierge priority service, and maintenance, which covers tires, brakes, batteries, wiper blades, vehicle refresh and software updates



Don't buy a car - subscribe one
We remove all the hassles of owning or leasing a car.

One Monthly Payment.
T4L Handles Everything For You!

Say goodbye to:

$2,500+
Investment
Tier 3: $2500+
All Perks included in Tier 1 & 2, + Dinner and a Movie

$5,000+
Investment
Tier 4: 5000+
All Perks included in Tier 3 + 30 Minute phone call with T4L Team Member of Your Choice

$10,000+
Investment
Tier 5: $10000+
All Perks listed in Tier 4 + Custom T4L Jacket and All Membership and Subscription Qualification Fees Waived

$25,000+
Investment
Tier 6: $25000+
All Perks listed in Tier 4 & Tier 5 + 10% Bonus Shares

$50,000+
Investment
Tier 7: $50,000+
All Perks listed in Tier 4 & Tier 5 + 20% Bonus Shares and Advisory Board Seat

$100,000+
Investment
Tier 8: $100,000
All Perks listed in Tier 4 & Tier 5 + 30% Bonus Shares, 5% discount on T4L Subscription+ Advisory Board Seat



dealership hassles



long DMV lines



dealing with insurance



shopping financial options



tracking multiple payment dates



paying for maintenance

We buy electric vehicles, organize all the items around them, and deliver them to clients, totalling all of our costs and reserves and adding a 30%-40% margin. Our current focus is revenue growth, CAPEX financing and possible IPO in late 2021-2022.

THE MARKET

The car subscription market is worth billions and expected to triple in just an 8 year timeframe

The global car subscription industry generated $3.55 billion in 2019 and is anticipated to generate $12.09 billion by 2027, with a CAGR of 23.1% from 2020 to 2027 (Source).


$12.09B
The Global Car Subscription Industry is set to grow 3X

Unlike other competitors on the market, T4L is more like an aircraft or boat management company, where we plan to use our vehicles for 20 years, refreshing interior and exteriors, since the chassis can last 400k-600k miles.


The cars in our fleet will last for 20+ years

OUR TRACTION

Major revenue growth and positive testimonials from our customers

We started taking preorders in early 2021, and officially began taking orders in May of 2021. We now have about $101,275 in monthly recurring revenue and $2,826,394 in subscription backlog revenue, plus an additional 300+ subscriptions in the pipeline going through the verification and order process.

T4L Environmental Commitment

T4L pledges to support the betterment of our world and future. Environmental sustainability is of utmost concern. We choose to offer only Electric Vehicles for our exceptional Member Subscription Services.


ZERO EMISSION

WHY INVEST

Our highly successful team is committed to delivering the best solution on the market

T4L is a pre-IPO recurring revenue company with significant traction and a service that we believe is the best solution on the market. Our CEO has experience with a billion-dollar transaction, doing IPOs and navigating successful exits. We recognized the need for a high quality, all-inclusive EV service model, which is why it's our mission to make driving the electric car of one's dreams as painless and affordable as possible!

The global car subscription industry is currently worth more than $3.55 billion (Source) and we believe we are in a position to capture a significant market share. Within the next 5 years, we aim to have 50,000 to 250,000 electric vehicles driving our monthly and annual revenue. With your help, we believe that we can achieve this and so much more!

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

May 2020 - The Spark!



What is needed in a business model to accelerate EV adoption?

"Cars in the Cloud"

June 2020


THESIS

Thesis Written

Put plan into action

July 2020



Test Thesis

6,500 LinkedIn contacts - 2,300 positive response rate

Focus Group



80% committed signup rate

Out of 100 people, 80 wanted to sign-up now!

August 2020


FORMATION

Form Company

August 25, 2020 - Formed Company

November 2020



Launched Wefunder Crowdfunding campaign

Utilizing crowdfunding as a third validation method of the business model

December 2020


APPROVED
APPROVED

Fleet Contracts

Tesla & Nissan approved fleet volume purchases

March 2021


PRE-ORDER

1st Pre-orders Taken

1st 25 cars in pre-order process

April 2021



4x Oversubscribed Wefunder offering

Validated investment interest and subscription interest with 100+ signups

May 2021



Insurance Partner

Nationwide becomes Primary Insurance Provider

June 2021



Open-ended Capital Lease Facility

Fleet Funding Accomplished

July 2021



1st Fleet Deliveries

Long-awaited Teslas arrive to clients

August 2021



Launched on StartEngine

Now YOU can own a part of T4L.

August 2021 (ANTICIPATED)


100

$100,000+ Pre-Order Revenue Milestone

100 cars pre-ordered in fleet generating $100,000+ MRR

January 2022 (ANTICIPATED)


IPO

IPO

We plan to take our company public.

In the Press

MarketWatch | CISION PR Newswire | better ouds | THE WEEKLY DRIVER | RVtravel

SHOW MORE

Meet Our Team



Allen Witters

CEO, Chairman, and Secretary

Over his 35-year career, Allen has helped shape modern business by founding and operating several leading services, manufacturing and technology companies. Multiple high-growth companies, IPOs, and exits. Earned 2000 Smithsonian Computerworld Award for "Innovation in the IT World".



John Arciero

COO

Involved in several successful startups and consulted dozens of clients across a range of industries including fintech, technology, banking, finance, and healthcare.

A business strategist, serial entrepreneur, and salesman extraordinaire with a long list of achievements. Through a proven combination of leadership, selling, and management skills, John has enabled leaders and companies to achieve their goals and ambitions.



Dan Bryant

CLO

Driving structural innovation to serve markets and stakeholders more effectively is a 25-year passion. Dan has been a leader in adapting to and structuring change across diverse markets and industries including financial services, healthcare, manufacturing, technology, law and real estate.



Luis Camarena

CRO

Implemented multiple marketing and sales strategies for various startups.

With his extensive background in business and technology processes, Luis is leading the efforts to establish all marketing/sales technology systems and procedures.



Tyler Wood

CESG

Consulted private clients in capital formation, hedge funds, private equity, and construction of their alternative investment portfolios.

Characterized throughout his 20-year hedge fund career with having a personal and positive communication style that inspires people to act decisively towards a common goal.



Nugget

Director of Barketing

Nugget is the one who keeps everyone on track. She is the life of T4L. Although she is the Director of Barketing, she only barks when the doorbell rings.

Offering Summary

Company	T4L INC.
Corporate Address	8267 PARKSTONE PL 108, Naples, FL 34120
Offering Minimum	$9,996.00
Offering Maximum	$4,801,104.00
Minimum Investment Amount (per investor)	$210.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	238
Maximum Number of Shares Offered	114,312
Price per Share	$42.00
Pre-Money Valuation	$42,000,000.00

**Maximum number of shares offered subject to adjustment for bonus shares. See bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives*

Time-Based

Friends and Family

Invest in the first 24 hours and recieve 15% bonus shares

Super Early Bird

Invest in the next 72 hours and recieve 10% bonus shares

Early Bird

Invest 7 Days after the initial 72 hours of launch and recieve 5% bonus shares

Amount-Based

Tier 1: $250+

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $500+

T4L Charter Social Membership ($100 value)

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $1,000+

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $2,500+

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $5,000+

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $10,000+

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $25,000+

10% Bonus Shares

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $50,000+

20% Bonus Shares

Advisory Board Seat

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

Invest $100,000+

30% Bonus Shares

5% discount on T4L Subscription

Advisory Board Seat

Custom T4L Jacket

All Membership and Subscription Qualification Fees Waived

30 Minute One-On-One Phone Call With a T4L Team Member of Your Choice

Dinner and a Movie

1,000 Miles of Charging ($100 value)

T4L Screen Cleaning Pad

T4L Charter Social Membership ($100 value)

Special Invite Only Virtual Social Hour with T4L Team

T4L Hat

T4L Shirt

T4L Pen

Social Media Shoutout

Referral Perk Code

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

T4L Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $42 / share, you will receive 110 shares of Common Stock, meaning you'll own 110 shares for $4,200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Note: If you meet the 10% StartEngine Community Bonus Shares and one of the three early bird bonus shares, you will receive only the highest percentage bonus shares.

Irregular Use of Proceeds

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Electric Vehicle outlook report by BloombergNEF

11 days ago

"As soon as 2030, nearly 60% of new car sales must be zero emissions, to stay on track for the Net Zero Scenario."

"Road transport is one of the largest contributors to global CO_2 emissions. Despite the expected rapid rise in EV sales, most countries are still not on track to bring road transport emissions to zero by mid-century.

Our new Net Zero Scenario looks at what is needed to reach 'net-zero' emissions in road transport by 2050. In this scenario, 100% of the world's road fleet runs on electricity or hydrogen by that year. As soon as 2030, nearly 60% of new car sales must be zero emissions, to stay on track for the Net Zero Scenario." Source: https://about.bnef.com/electric-vehicle-outlook/

This is incredible. Yes, T4L is focused on creating a profitable business, and at the same time making a positive impact on the environment by focusing solely on electric vehicles.

We have much to accomplish, but the next 5-8 years will be critical for T4L to reach it's goal of 50,000 electric vehicles in its fleet.

In order to achieve that goal, we are continuously improving our processes across all departments. Finding ways to simplify the overall subscriber experience. Hire new team members and increase awareness of T4L.

The snowball effect is what we focus on because we know that every change, every sale, every EV delivery to one of our subscribers helps to increase our success.

What is the snowball effect?

Here is Cambridge Dictionary definition of snowball effect: "a situation in which something increases in size or importance at a faster and faster rate" Source: https://dictionary.cambridge.org/us/dictionary/english/a-snowball-effect

I'll leave you with this graph of EV sales from the Bloomberg report.


Vans and trucks
1%
EV share of sales
400k
Size of EV fleet
Passenger cars
4%
EV share of sales
10M
Size of EV fleet
Buses
39%
EV share of sales
600k
Size of EV fleet
2 and 3 wheelers
44%
EV share of sales
260M
Size of EV fleet
All figures 2020

Source: https://about.bnef.com/electric-vehicle-outlook/

I highly recommend you take a detailed look at this Bloomberg report.

All The Best,

Luis Camarena | Chief Revenue Officer

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, T4L has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in T4L be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

The number of US electric vehicles grows from 16K to 2 million in 10 years...

about 1 month ago

In 10 years, the number of US electric vehicles went from 16,000 to over 2,000,000... imagine what will happen in the next 5 years when other EVs begin rolling out to the marketplace.

T4L is EV brand agnostic and we are using this to our advantage because people prefer certain manufacturers over other manufacturers.

Yes, there are some very popular EV manufacturers that are leading the charge in the EV market. However, in a short amount of time, the other EV manufacturers will begin to show up in larger numbers. T4L will be right there to review, test drive, inspect, and determine the best EVs to onboard and have available to T4L subscribers.

Now, take the increase of EVs becoming available in 2022, 2023, and beyond, combine it with the shift from vehicle ownership to vehicle usership and that is what T4L is preparing for.

Take a look at this S curve model for Electric Vehicle sales:


ELECTRIC CAR SHARE OF SALES 2005-2050
%
100
80
60
40
20
0
2005
2010
2015
2020
2025
2030
2035
2040
2045
2050
ER=45%
ER=40%
ER=35%
Historic
CAT benchmark
CAB benchmark
IEA benchmark

Figure ES-2: Electric car share of sales. Historic values from 2005-2020. Total sales of electric cars for 2005-2019 from IEA Global EV Outlook (IEA, 2020c), Statistical Annex, Electric Car New Registrations (BEV and PHEV) by country. Total sales of passenger cars for 2005-2019 from OICA (OICA, 2020a), Sales Statistics, New Passenger Car Registrations. 2020 electric car sales and total car sales calculated based on Irle (2021) and IEA (2020b). Share calculated from these data. S-curve projections start from 2015 values. Saturation point of S-curves set at 100%.

Source: https://thedriven.io/2021/05/27/electric-vehicle-s-curve-puts-global-uptake-in-line-with-paris-goals/

"Electric vehicles: In 2011, just over 16,000 battery and plug-in hybrid electric vehicles had been sold in the US. As of December 2020, that number had grown a hundred-fold to nearly 1.7 million vehicles. By mid-2021, cumulative plug-in electric vehicle sales had surpassed 2 million." Read More: https://electrek.co/2021/11/09/the-number-of-us-electric-vehicles-grows-from-16k-to-2-million-in-10-years/

T4L is positioned to make the most of these 2 major trends in the electric vehicle industry.

Invest today and join the T4L journey.

All The Best,

Luis Camarena | Chief Revenue Officer

T4L featured in the Mobility and Urbanization Map...Incredible

about 1 month ago

T4L was recently featured in an incredible Mobility and Urbanization Map: 100+ Climate Tech companies


MOBILITY
&
URBANIZATION
ELECTRIFICATION
NEW MOBILITY
CONNECTED INFRASTRUCTURE
GREEN BUILDINGS
Electric Cars
Shared Mobility
Utilities
Construction
Other Ground EVs
Autonomous Transportation
Transit
HVAC
Electric / Hybrid Aircrafts
Commercial Transportation
Communications
Energy Efficiency
EV Charging
Fleet Monitoring / Management
Cities & Governments
Management (Ops, Rental, Retrofit)
RECURRENT
REMORA

Source: https://www.linkedin.com/pulse/market-map-mobility-urbanization-3-hot-topics-climate-diane-cozian/

"after the amazing inbounds from investors and startups on my latest Market Maps in **Food & Agriculture** (with 6,000+ views!) and **Energy Transition** (with 13,000 views!!), I'm now ready for the next episode: **Mobility & Urbanization** - with topics covered by Biden's $2 trillion climate bill to build a modern and sustainable US infrastructure over the next decade. " - Diane Cozian

We appreciate her featuring T4L.

Read more here

All The Best,

Luis Camarena | Chief Revenue Officer

$105,545 and counting... Plus T4L Featured on StartEngine Milestone Email

about 1 month ago

Thank you for your belief and support by investing in T4L.

With your help, support, and investment in T4L, we have surpassed the $100,000+ milestone on StartEngine.

By reaching that milestone, StartEngine featured T4L on their latest email newsletter that was sent on November 1, 2021.


EV Car Subscription
T4L

T4L is approximately one third of the way to our initial goal of $336,000.

You can help T4L reach the goal by sharing the opportunity with your friends, family, and fellow investors.

We look forward to reaching new milestones.

All The Best,

Luis Camarena | Chief Revenue Officer

Trends and Developments in EV markets... how will T4L make the most of these trends?

about 1 month ago

The Trend Is Your Friend...

And Boy oh Boy is there an upward trend of transitioning to EVs...

"More than 10 million electric cars were on the world's roads in 2020 with battery electric models driving the expansion."



Source: https://www.iea.org/reports/global-ev-outlook-2021/trends-and-developments-in-electric-vehicle-markets

This EV growth on the current EVs in the market...

However, what happens when the available EVs in the marketplace expand?

When the charging infrastructure increases?

Take a look at some of the upcoming Electric Vehicles:







Source: https://www.caranddriver.com/news/g29994375/future-electric-cars-trucks/

So, how does T4L make the most of these trends?

Well, T4L does stand for Transportation 4 Life... which means we focus on Transportation and more specifically electric vehicles.

We are continually working on ways to simplify the transportation experience and finding ways to make EVs readily available.

With the introduction of EV trucks and vans and a multitude of EV options, T4L will focus on businesses, organizations and government agencies that are transitioning to Electric Vehicles.

Yes, Tesla EVs are very popular and have stood the test of time. However, delivery times of certain EVs may provide opportunity for other EVs to be obtained from business and organizations looking to transition to EVs.

T4L is EV agnostic, although we will have certain requirements and expectations from EV manufacturers before we make their EVs available to our subscribers.

Which EV are you looking forward to the most?

Keeping the EV Wheels Rolling,

Luis Camarena

Chief Revenue Officer

Why The Hertz Large Purchase of Tesla EVs Matters

about 1 month ago

Hertz Orders 100,000 Tesla EVs - approximately $4,200,000,000 Revenue To Tesla From Hertz

This is the largest single order of Teslas. It is a very strategic and telling business move.

So why is this important for T4L?

This purchase of Teslas continues to solidify the transition to Electric Vehicles. It is not an overnight transition, however, these types of purchases are signs that companies are preparing for the major shift that is already taking place in the transportation industry.

There is no need to swim against the EV adoption current.

T4L is swimming with the current.

Imagine T4L placing an order for 10,000 EVs in one year...

Is it possible, DEFINITELY.

Let's Keep The EV Wheels Rolling and Batteries Charged.


TESLA

Electric Highways On The Way...

about 2 months ago

Range anxiety...

Number of charging stations cross country...

Readily available chargers located at living communities like apartments and condos...

These are some of the challenges that must be solved to help advance the adoption of Electric Vehicles.

Now, imagine an electric highway. Driving across a few states without the worry of readily available charging stations.



How fun would that be?

Well, there are many organizations combining efforts to make this happen.

Introducing... The Electric Highway Coalition.

What exactly is the Electric Highway Coalition?

"The Electric Highway Coalition was **formed in March 2021** and is committed to growing corridor EV charging solutions within its member's service territories to ensure EV drivers have convenient charging options and seamless travel routes. Together, the 14 members represent 29 states and the District of Columbia and serve more than 60 million customers. " source Business wire

These are the types of coalitions that are forming to solve these major challenges regarding charging stations.

"This year, Dominion Energy partnered with several other regional utilities to work out how to create a stream of charging stations from D.C. to Texas." you can read more on: https://www.wusa9.com/article/news/local/how-will-power-companies-increase-electric-charging-stations/65-69b03cbd-0aae-4c32-8077-7f2ea57a8110

So how does T4L help solve these EV adoption challenges?

One way T4L helps to advance the adoption of EVs is the company provides an all-inclusive subscription to Electric Vehicles. Another way is T4L provides a T4L Charge Card that can be used at any 3rd party charging station. Simplifying the overall transportation experience.

We are communicating with several organizations to help advance the adoption of EVs. Their mission is our mission and in turn T4L increases the number of subscribers. Now that's a true win-win-win.

Have a great weekend.

Luis Camarena

Chief Revenue Officer

T4L - Completed the Newchip Accelerator Program

about 2 months ago

Whoo-hoo!

T4L completed the intense multi-week Newchip Accelerator program designed to help startups. Although, the T4L Management team have vast experience creating, fixing and building up startups, we used this program as an opportunity to further T4L's exposure to various businesses and investors.

We've gained incredible business opportunities, new investors and strategic partnerships.

If there are other programs you believe would be beneficial for T4L to join, feel free to let us know.

Time To Continue Electrifying The Auto Industry.


newchip
CERTIFICATE
OF ACHIEVEMENT
THIS OFFICIAL DOCUMENT IS TO CERTIFY THAT
Allen Witters
T4L
October 14, 2021
Newchip Accelerator
Seed Accelerator
Armando Vera Carvajal
Accelerator Director
Newchip Accelerator
Nihar Patel
Co-Founder & CFO
Newchip Accelerator
Andrew Ryan
Founder & CEO
Newchip Accelerator

Notice of Funds Disbursement

about 2 months ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, T4L has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in T4L be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

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Comments (22 total)

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Alan G. 3 INVESTMENTS 14 days ago
What's the required length of contract? How much notice is required to end the contract?

When does the SE offering end? Thanks.
1

George A. 2 INVESTMENTS 18 days ago
Just a couple ofs question:
How will the service work with for apartment dwellers and is it available in Houston, TX area
1

Senitiki R. 10 INVESTMENTS 23 days ago
I think Upshift Cars (upshiftcars.com) is a competitor to T4L.

How is T4L better than them?
0 View 2 replies

Senitiki R. 10 INVESTMENTS a month ago
Why the rush to exit (IPO) so quickly - about 2 years from inception?
No plans to raise money from VCs?
0 View 2 replies

---

juan w. 4 INVESTMENTS a month ago
Hello! Just want to ask this question... When can I get these items? Do I need to do anything else? Thanks.
The t4l cleaning pad, t4l hat, t4l shirt, t4pen...?
0 View 2 replies

Horace B. 3 INVESTMENTS a month ago
Hello, I am very intrigued. This business model has has proven its self in several diverse industries and in my opinion, has a high chance of reaching a high level of success. My hesitancy isn't in the business plan, it's in the evaluation. Can you please speak to how you arrived at this rich valuation?
1 View 2 replies

Andrew L. 9 INVESTMENTS a month ago
Hi, Based on your timeline you anticipate an IPO exit by January 2022. Is this still a realistic timeline? What is the potential return on this investment? How will the fund raised in this CF round be utilised to help you increase your current valuation to achieve the potential return that you envisage.
1 View 2 replies

Donald S. 18 INVESTMENTS a month ago
So monthly cost for a Tesla Model 3, would be $441.00 per mo. + $1.50/mi?
0 View 1 reply

George M. 1 INVESTMENT 2 months ago
Intriguing business model that could accelerate EV adoption by lowering cost-of-entry for consumers! I'mm interested as both investor and customer. After spending some time on your website, I'm curious about the credit review/requirements. Is this similar to applying for an auto loan or what threshold a credit rating are you applying to potential customers. Also, with an IPO potential in 2022, how will Reg CF shares be managed with a public offering?
0 View 1 reply

Henry G. 3 months ago
I saw in a previous comment that you plan on using each car for 20 years and then recycling it thereafter... so how many cars do you currently have (or intend to have) and what is the plan for how many more cars per year you will add? Was also wondering how much you would expect the rental price of the same Model 3 now vs ten or fifteen years from now would expected to be. (Will there be a significantly cheaper option for older cars?)
0 View 1 reply

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

NEW CAMPAIGN PAGE VIDEO SCRIPT

You can always get what you want and what you need. What if we told you that for one flat fee, you could have a zero-emission electric car eligible to swap out with our fleet of vehicles at any time? What if we could eliminate all the hassle that comes with owning a car and put your drive on cruise control?

We're Transportation 4 Life. A new company revolutionizing the whole experience of what it means to have a car. We deliver sleek, accessible zero-emission vehicles right to our customers by breaking all the "rules."

We've studied the socio-economic change happening with the next generation. With companies like Uber and Lyft, the focus has changed from car ownership to car usership.

That's why our car subscription service has one monthly car payment that includes it all:

- a new car;

- all the insurance;

- all DMV paperwork;

- an at-home charging station that we send you;

- premier customer service support with roadside assistance;

- and more!

All included in one payment to give customers back the most precious gift of all: their time. And with cars that use low polluting energy sources. And best of all, it's working.

T4L started in August of 2020 and stands today at a 42-million-dollar pre-money valuation. We plan on going public within a year. And the growth potential is extraordinary.

Since May of this year, we have rolled out $101K in MRR, with $2.8M in subscription backlog revenue. Combine that with the electric vehicle market projected to be $985.72 billion by 2027 at a compound growth rate of 17.4%, the sheer size is almost daunting because we believe in making it as easy as possible to find and drive electric vehicles.

You'll join us with our partnership with Tesla & NationWide, a powerhouse of a team, making this a no-brainer.

Have what you want and what you need, then get used to having it all.

Invest today with T4L, and enjoy the ride.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.